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# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED
MAIL
PROCESSING
FEB 2 8 2003
WASH. D.C. 155
SECTION

SEC FILE NUMBER
8- 24260

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
MM/DD/YY          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

North Star Investment Services, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 Frontage Road, Suite 3707
(No. and Street)

Northfield,      Illinois      60093
(City)      (State)      (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter G. Contos      (847) 441-9761
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name — if individual, state last, first, middle name)

175 W. Jackson Blvd.      Chicago      IL      60604
(Address)      (City)      (State)      (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



PROCESSED
MAR 1 3 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

# OATH OR AFFIRMATION

I, __Peter G. Contos__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __North Star Investment Services, Inc.__ , as of __DECEMBER 31__ , __200__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

_signature_

_title_

Notary public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**REPORT PURSUANT TO RULE 17a-5(d) AND REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
NORTH STAR INVESTMENT SERVICES, INC.
DECEMBER 31, 2002**

# CONTENTS

Accountants and Business Advisors

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
North Star Investment Services, Inc.

We have audited the accompanying statement of financial condition of North Star Investment Services, Inc. (a wholly-owned subsidiary of North Star Financial Corporation) as of December 31, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Star Investment Services, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
February 19, 2003

175 W. Jackson Blvd.
20th Floor
Chicago, IL 60604
T 312.856.0200
F 312.565.4719
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

**North Star Investment Services, Inc.**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2002**

## ASSETS

| | |
|---|---:|
| Cash and cash equivalents | $ 76,781 |
| Deposits with clearing organizations | 50,870 |
| Receivable from broker-dealers and clearing organizations | 11,051 |
| Securities owned, at market value | 107,730 |
| Receivable from parent company | 23,876 |
| | $270,308 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

**LIABILITIES**

| | |
|---|---:|
| Payable to broker-dealers and clearing organizations | $ 5,296 |
| Total liabilities | 5,296 |

**COMMITMENTS, CONTINGENCIES AND GUARANTEES** -

**STOCKHOLDER'S EQUITY**

| | |
|---|---:|
| Common stock, $1 par value; 50,000 shares authorized, 555 shares issued and outstanding | 555 |
| Additional paid-in capital | 149,594 |
| Retained earnings | 114,863 |
| Total stockholder's equity | 265,012 |
| | $270,308 |

The accompanying notes are an integral part of this statement.

**North Star Investment Services, Inc.**
**STATEMENT OF INCOME**
**Year ended December 31, 2002**

| | |
|---|---:|
| Revenue | |
| Commissions | |
| Agent | $139,712 |
| Insurance | 13,245 |
| Mutual funds | 329,824 |
| Investment advisory fees | 17,652 |
| Principal transactions | 21,351 |
| Interest and dividends | 1,397 |
| | |
| Total revenue | 523,181 |
| | |
| Operating expenses | |
| Employee compensation | 295,893 |
| Clearing charges and floor brokerage | 73,319 |
| Other operating expenses | 15,404 |
| | |
| Total operating expenses | 384,616 |
| | |
| Income before income tax expense | 138,565 |
| | |
| Income tax expense | 46,095 |
| | |
| **NET INCOME** | **$ 92,470** |

The accompanying notes are an integral part of this statement.

**North Star Investment Services, Inc.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**Year ended December 31, 2002**

|  | Common stock | Additional paid-in capital | Retained earnings | Total stockholder's equity |
|---|---|---|---|---|
| Balance at January 1, 2002 | $ 555 | $149,594 | $ 22,393 | $ 172,542 |
| Net income | - | - | 92,470 | 92,470 |
| Balance at December 31, 2002 | $ 555 | $149,594 | $114,863 | $ 265,012 |

The accompanying notes are an integral part of this statement.

**North Star Investment Services, Inc.**
**STATEMENT OF CASH FLOWS**
**Year ended December 31, 2002**

| | |
|---|---:|
| Cash flows from operating activities | |
| Net income | $ 92,470 |
| Adjustments to reconcile net income to net cash | |
| provided by operating activities | |
| Changes in assets and liabilities | |
| Increase in deposits with clearing organizations | (411) |
| Increase in receivable from broker-dealers and clearing organizations | (9,141) |
| Increase in securities owned, at market value | (986) |
| Increase in receivable from parent company | (23,876) |
| Increase in payable to broker-dealers and clearing organizations | 796 |
| Total adjustments | (33,618) |
| Net cash provided by operating activities | 58,852 |
| Net increase in cash and cash equivalents | 58,852 |
| Cash and cash equivalents, beginning of year | 17,929 |
| Cash and cash equivalents, end of year | $ 76,781 |

The accompanying notes are an integral part of this statement.

**North Star Investment Services, Inc.**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2002**

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

North Star Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of North Star Financial Corporation ("NSFC"). On July 17, 2000, NSFC purchased all of the issued and outstanding common stock of the Company, formerly known as Anderson & Company, Inc. Anderson & Company, Inc. was incorporated in the state of Michigan on September 7, 1979. The Company had no operations from the purchase date to January 19, 2001, when the transfer of securities licenses was approved by the National Association of Securities Dealers, Inc.

### Estimates

The preparation of financial statements in conformity with auditing standards generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Nature of Business

The Company acts as an introducing broker-dealer in the purchase and sale of securities and options. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc.

The Company has an agreement with two clearing brokers to clear securities transactions, carry customer accounts on a fully disclosed basis, and perform record-keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company has three branches located in Illinois and has customers, primarily individuals, in numerous states in which the Company is registered.

### Income Recognition

All customer security transactions are cleared on a fully disclosed basis with a clearing broker. Commission revenues and related clearing expenses arising from such transactions are recorded on a settlement-date basis.

North Star Investment Services, Inc.
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2002

---

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

*Securities*

Investments in marketable securities are considered to be trading securities and are valued at market value, and securities not readily marketable are valued at estimated fair value as determined by management. The resulting difference between cost and market value is included in income.

*Cash Equivalents*

Cash and cash equivalents include cash, and highly liquid debt instruments purchased with original maturities of three months or less.

---

## NOTE B - DUE FROM BROKERS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2002, consist of the following:

|  | Receivable | Payable |
|---|---|---|
| Receivable from clearing organizations | $    98 | $    - |
| Fees and commissions receivable/payable | 10,953 | 5,296 |
|  | $11,051 | $5,296 |

---

## NOTE C - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company had net capital of $228,028, which was $178,028 in excess of its required net capital of $50,000 at December 31, 2002. The Company's net capital ratio was 0.02 to 1.

## NOTE D - INCOME TAXES

The Company is included in the consolidated income tax returns filed by its parent company, NSFC. For financial reporting purposes, the provisions for Federal and state income taxes are calculated on a separate company basis.

Income taxes are computed using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statement or tax returns. At December 31, 2002, the Company had no significant deferred tax assets or liabilities.

## NOTE E - RELATED-PARTY TRANSACTIONS

Through common ownership or control, the Company is also affiliated with North Star Trust Company ("NSTC"), North Star Investment Advisors, LLC (a registered investment advisor), North Star Deferred Exchange Corp. and North Star Realty Services, LLC.

From January 1, 2002 through October 31, 2002, the Company operated under an agreement, dated November 20, 2000, with NSTC, whereby NSTC agreed to pay all overhead and operating expenses, other than commission expense, of the Company. Under this agreement, the Company has no legal obligation to repay NSTC for any of the expenses paid by NSTC. In addition, the Company will at no time make any payments to NSTC if such payment would cause the Company's net capital to fall below 120% of its required amount.

On November 1, 2002, the Company entered into an agreement with NSFC, whereby NSFC will pay all overhead and operating expenses, other than commission expense, except that the Company will reimburse NSFC for certain expenses related to the operations of the Company. These reimbursable expenses include the payroll and payroll taxes of designated individuals, office rent and income taxes at a rate of 40% of the Company's book taxable income. Under this agreement, the Company has no legal obligation to repay NSFC for any of the expenses paid by NSFC, except as noted above. In addition, the Company will at no time make any payments to NSFC if such payment would cause the Company's net capital to fall below 120% of its required amount.

**North Star Investment Services, Inc.**
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2002

---

## NOTE F - COMMITMENTS, CONTINGENCIES AND GUARANTEES

*Clearing Agreement*

In connection with its agreements with both of its clearing brokers, the Company has agreed to (1) indemnify and hold the clearing broker harmless against any loss, liability, damage, claim, cost or expense, and (2) maintain a balance with each broker of cash and/or securities of not less than $25,000. The minimum balances required by each broker are included in due from clearing brokers on the statement of financial condition.

These agreements provide the broker with liens upon all cash and cash equivalents, securities, and receivables held by the broker. These liens secure the liabilities and obligations of the Company to the broker. Accordingly, the Company is subject to credit risk if the broker is unable to repay the balance in its accounts.

*Financial Instruments With Off-Balance-Sheet Risk*

In the normal course of business, the Company executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the clearing agreement, the clearing broker acts as principal in agency transactions. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to differences in market values of the securities from their contract amounts.

The Company does not anticipate non-performance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the Company may sell securities short, which involves an obligation to purchase such securities at a future date. The Company's risk of loss is normally limited to increases in market values of uncovered positions. There were no such transactions outstanding at December 31, 2002.

SUPPLEMENTARY INFORMATION

**North Star Investment Services, Inc.**
**COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH**
**RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**December 31, 2002**

| | |
|---|---:|
| Stockholder's equity | $265,012 |
| **Non-allowable assets** | |
| Other assets | 34,829 |
| Petty cash fund | - |
| Total non-allowable assets | 34,829 |
| Tentative net capital before haircuts | 230,183 |
| **Haircuts on securities** | |
| Corporate obligations | - |
| Other securities | 2,155 |
| | 2,155 |
| Net capital | $228,028 |
| **Capital requirements** | |
| Minimum net capital | $ 50,000 |
| Net capital in excess of requirement | 178,028 |
| Net capital, as above | $228,028 |
| Ratio of aggregate indebtedness to net capital | 0.02 |
| **Aggregate indebtedness** | |
| Accounts payable and other liabilities | $ 5,296 |

**Statement pursuant to Rule 17A-5(d)(4):**

No material difference exists between the above computation and the computation
included in the Company's corresponding unaudited Form X-17A-5 Part IIa filed for
the year ended December 31, 2002.

**North Star Investment Services, Inc.**
**STATEMENT REGARDING RULE 15c3-3**
**December 31, 2002**

---

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

# REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors
North Star Investment Services, Inc.

In planning and performing our audit of the financial statements and supplementary information of North Star Investment Services, Inc. (the "Company") (a wholly-owned subsidiary of North Star Financial Corporation) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Company's Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Grant Thornton LLP*

Chicago, Illinois
February 19, 2003

175 W. Jackson Blvd.
20th Floor
Chicago, IL  60604
T  312.856.0200
F  312.565.4719
W  www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International